EXHIBIT 99

                                 [UNILEVER LOGO]

                             N E W S   R E L E A S E


Contact:  Nancy Goldfarb
          212-906-4690


                    UNILEVER ISSUES A NEW FIVE YEAR EUROBOND

New York, NY -- September 13, 2002 -- Unilever (NYSE: UN, UL) issues a five year Eurobond of (euro)1 billion. The issue is in the name of Unilever N.V. with a fixed coupon of 4.25% and matures on September 26, 2007. The issue will be documented under Unilever's debt issuance program.

Lead managers for the issue are HSBC and Schroder Salomon Smith Barney. Co-lead managers are ABN AMRO, BNP Paribas, Deutsche Bank, Goldman Sachs, JP Morgan, Mizuho International, Morgan Stanley and UBS Warburg.

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UNILEVER BACKGROUND: Unilever is one of the world's largest consumer products companies with annual sales of approximately $49 billion in 2001. It produces and markets a wide range of foods and home and personal care products. Unilever operates in 88 countries around the globe and employs approximately 279,000 people.

In the United States, Unilever sales were approximately $11 billion in 2001. It employs some 17,800 people and has 67 offices and manufacturing sites in 23 states.

The business comprises:

FOODS: Lipton teas, recipe products and side dishes; Wish-Bone salad dressings; Lawry's seasonings; Country Crock and "I Can't Believe It's Not Butter!" spreads; Ragu pasta sauces; Knorr soups, sauces and bouillons; Hellmann's mayonnaise; Skippy peanut butter; Bertolli olive oil; Good Humor-Breyers and Ben & Jerry's ice creams; and Slim-Fast nutritional and health snack products.

HOME AND PERSONAL CARE: Wisk, "all" and Surf laundry detergents; Snuggle fabric softener; Sunlight dish detergents; Lever 2000, Caress, Dove, Degree, Pond's and Vaseline skin care, deodorant and soap products; Q-tips cotton swabs; Mentadent oral care products; Finesse, Salon Selectives, Suave and ThermaSilk hair care products; and Calvin Klein, Nautica and Lagerfeld cosmetic and fragrance products.